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                                                                EXHIBIT 1.(5)(B)

                    LAST SURVIVOR ADDED PROTECTION BENEFIT

Coverage - When we receive proof that the Survivor's death occurred while this benefit was in force, we will pay the Face Amount in effect, if any, under this benefit on the date of the Survivor's death. This rider has no cash value, but it affects the cash value of the policy.

Death Benefit - The Face Amount of the policy to which this benefit is attached is modified to include the Face Amount of this benefit. The death benefit for this policy will depend on the combined Face Amount of the policy and this benefit and will be determined as described in the policy.

Face Amount - The Face Amount provided by this benefit in any policy year is shown in the policy specifications pages. Such amount may be level or varying by policy year. Unscheduled increases or decreases in the Face Amount may take place after the policy date as described below. The initial Face Amount is the Face Amount on this benefit's effective date.

Unscheduled Change of Face Amount - Subject to our approval, you may to change the Face Amount of this rider by Written Request while this rider is in force. Such request cannot be made effective before the first policy anniversary.

Upon approval of any unscheduled change in Face Amount, we will issue a supplemental schedule of coverage, which will include the following information:

 .  the effective date of the change;
 .  the amount of the increase or decrease;
 . if the change is an increase in Face Amount, the Insured's risk classification for the increase and the Guaranteed Maximum Monthly Cost of Insurance Rates applicable to the increase.

Unscheduled Face Amount Increase - If your request to change the Face Amount is a request for an increase, then our approval of the increase is subject to the following conditions:

 .  you provide evidence of insurability satisfactory to us;
 . no previous increase has been made effective in the same policy year; . the Insured consents to the increase; and . the increase is at least $10,000.

An Administrative Charge not to exceed $100 will be deducted from the policy's Accumulated Value on the effective date of any such increase. This charge is to cover expenses associated with our evaluation of evidence of insurability. The effective date of the increase will be the first Monthly Payment Date on or following the date all applicable conditions are met.

Unscheduled Face Amount Decrease - The Face Amount may be decreased only if there has been no previous decrease in the same policy year.

Any decrease in Face Amount that you request for any policy year will first be applied against the most recent increase, if any, and then against successively earlier increases, if any, and finally against the original Face Amount. The effective date of the decrease will be the first Monthly Payment Date on or following the date we receive your Written Request.

If the Face Amount varies automatically by policy year as shown in a schedule of Face Amounts in the Policy Specifications, any unscheduled decrease in the Face Amount which you request for any policy year will require equivalent decreases for future policy years. You will be informed of such equivalent future decreases, and your consent will be obtained before your requested decrease becomes effective.

Benefit Charges - The monthly charge for this benefit is equal to the sum of the Benefit Charges applicable to the following portions of the Face Amount:

 . initial Face Amount of this benefit remaining in force for that month; plus . each increase in the Face Amount of this benefit remaining in force for that month.

The Benefit Charge for each portion of the Face Amount noted above is obtained by multiplying the applicable monthly Cost of Insurance Rate by the appropriate portion of the Face Amount at the beginning of the policy month divided by 1.002466.

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If there has been an unscheduled decrease in the Face Amount, see the
Unscheduled Decrease in Face Amount provision for a description of the order in which the existing Face Amount has been decreased or eliminated.

Cost of Insurance Rates - The Cost of Insurance Rates are based on a number of factors, including the policy's duration and on the two Insureds Ages and Risk Classifications. Part of the cost is intended to recover acquisition expenses at issue. Such expense recoveries are greater in the early policy years. The Cost of Insurance Rates for the initial Face Amount are based on the policy duration and on the two insured's ages and risk classifications on the policy date. The Cost of Insurance Rates for each increase in the Face Amount are based on the policy duration applicable to the increase and on the two insured's ages and risk classifications on the effective date of the increase.

The current monthly Cost of Insurance Rates will be determined by us and are subject to change at any time, but will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates for this benefit shown on the policy specifications pages. Guaranteed Maximum Cost of Insurance rates are based on the 1980 Commissioners' Standard Ordinary Mortality Table.

The Cost of Insurance Rates used to calculate the Cost of Insurance Charges for an increase in coverage necessary to meet the Guideline Minimum Death Benefit will be the same as those used for the most recent Face Amount in force under this benefit.

Changes to Policy Factors - Any change in the cost factors for this benefit, including cost of insurance rates, risk and expense charges will be by class and based on changes in our expectations of future investment earnings, mortality, persistency, taxes and expenses. Class is determined by a number of factors, including the Insured's Age, Risk Classification, Policy Date and policy duration. Any such change will be determined in accordance with procedures and standards on file with the Insurance Department of the state of New York and will apply uniformly to all members of the same class. Cost of insurance rates and other expense factors will be reviewed no more frequently than annually and no less frequently than once every five years to determine whether an adjustment is necessary.

M&E Risk Charge - The Mortality and Expense Risk Charge (M&E Risk Charge) is to compensate us for the risk we assume that mortality, expenses and other costs of providing your policy will be greater than estimated. Beginning on the effective date of this benefit and monthly thereafter, there may be an M&E Risk Charge deducted from the Accumulated Value. The guaranteed maximum amount of this charge for this benefit, including any increases in this benefit is shown in the Policy Specifications or in a supplemental schedule of coverage.

DECREASE/WITHDRAWALS

Decrease - The Decrease provision of the policy to which this benefit is attached is modified to include this benefit. This benefit will always be decreased or eliminated before any decrease is applied to the base policy face amount in effect on the policy date. For further details please see the Decrease provision of your contract.

Withdrawals - The Withdrawals provision of the policy, to which this benefit is attached, is modified to include this benefit. For the purpose of the Withdrawals provision, the Last Survivor Added Protection Benefit is considered part of the Face Amount of the policy. If a decrease in Face Amount is required as a result of a Withdrawal, this benefit will always be decreased or eliminated before any decrease is applied to the base policy Face Amount in effect on the policy date. For details, please see the Withdrawals provision of your contract.

Misstatement - The Misstatement provision of the policy, to which this benefit is attached, is modified to include this benefit. For the purpose of the Misstatement provision, the Last Survivor Added Protection Benefit is considered part of the Face Amount of the policy. For further details please see the Misstatement provision of your contract.

Effective Date - This benefit is effective on the policy date unless otherwise stated.

Incontestability - We may not contest coverage under this benefit's original face amount or any increases in Face Amount after such amount has been in force while at least one insured has been alive for 2 years from the

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later of the effective date of the Face Amount or any reinstatement date. In no event may we contest coverage under this benefit unless there has been a material misstatement in an application.

Suicide Exclusion - If both insureds, or the surviving insured, dies by suicide, while sane or insane, within two years of the effective date of this benefit, no death benefit proceeds will be paid. Instead, we will return to you the amount described in the policy for death by suicide.

If only one of the two insureds under this policy dies by suicide, while sane or insane, within two years of the effective date of this benefit, we will automatically, without evidence of insurability, reform and reissue this benefit as a single life term insurance rider on the surviving joint insured for the same amount and at the same risk classification as this benefit. The reissued rider will be attached to a reformed and reissued single life policy on the surviving joint insured, as described in the policy.

If both insureds, or the surviving insured, dies by suicide, while sane or insane, within two years of the effective date of any elective increase in this benefit, no death benefit proceeds will be paid for such increase. Instead, we will return to you benefit charges for such increase. If only one of the two insureds under this policy dies by suicide, while sane or insane, within two years of the effective date of any elective increase in this benefit, we will automatically, without evidence of insurability, reform and reissue this benefit as a single life coverage on the surviving joint insured for the same amount and at the same risk classification as the increase.

Conversion - Coverage under this benefit is convertible to an increase in Face Amount of the policy to which this benefit is attached after 5 years from the effective date of the benefit coverage or at the younger Insured's Age 80, if earlier. Cost of insurance rates for such increase in Face Amount will be those applicable for conversions. For such Face Amount:

 .  No evidence of insurability will be required;
 .  No M&E Risk Charge will apply; and
 .  No surrender charge will apply.

This benefit will be cancelled on the effective date of the corresponding increase in policy Face Amount.

Termination - Coverage under this benefit will terminate on the earlier of:

 .  Age 80 of the younger insured;
 .  your written request;
 .  termination of the base policy;
 .  conversion of this benefit; or
 .  upon the Survivor's death.

General Conditions - This benefit is part of the base policy to which it is attached. All terms of the base policy which do not conflict with this benefit's terms apply to this benefit. In the event of any conflict between the terms of this benefit and the terms of the base policy, the terms of this benefit shall prevail over the terms of the base policy.


                  Signed for Pacific Life & Annuity Company,


/s/ DAVID W. GARTLEY                     /s/ AUDREY L. MILFS
-------------------------------------    -------------------------------------
President and Chief Executive Officer    Secretary


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